UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2021 (February 5, 2021)

NEOS THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

001-37508	27-0395455
(Commission File No.)	(IRS Employer Identification No.)

2940 N. Highway 360

Grand Prairie, TX 75050

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (972) 408-1300

Not applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	NEOS	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.

As previously disclosed, on December 10, 2020, Aytu BioScience, Inc. (“Aytu”), Neutron Acquisition Sub, Inc., a wholly owned subsidiary of Aytu and Neos Therapeutics, Inc. (the “Company” or “Neos”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), whereby Neutron Acquisition Sub, Inc. will merge with and into Neos, with Neos surviving as a wholly owned subsidiary of Aytu (the “Merger”). Completion of the Merger is anticipated to occur as early as the end of the first quarter of 2021 and remains subject to customary closing conditions, including the adoption of the Merger Agreement by a majority of the holders of the outstanding shares of Neos common stock and the approval of the issuance of Aytu common stock by a majority of the votes cast by Aytu stockholders on the matter, and certain other conditions. The details of the Merger and the Merger Agreement were previously disclosed in, and the Merger Agreement was filed with, the Company’s Form 8-K filed on December 11, 2020. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement.

In connection with the execution of the Merger Agreement, Neos concurrently entered into a commitment letter for an unsecured convertible note (the “Promissory Note”) for Aytu BioScience, Inc. (“Aytu”) to provide financing to Neos in an aggregate amount of up to $5,000,000, subject to receipt of approval from The Nasdaq Stock Market (“Nasdaq”) with respect to the convertible note and the transactions contemplated therein.

Following receipt of the aforementioned approval from Nasdaq, on February 8, 2021, the Company issued the Promissory Note to Aytu without incurring any indebtedness thereunder. If indebtedness is incurred, interest will accrue on any principal amount outstanding under the note at a rate of 6.0% per annum, compounding monthly beginning in February 2021. If an event of default has occurred and is continuing, the interest rate then in effect will be increased by 2.0% per annum, and all overdue obligations under the note will bear interest at the interest rate in effect at such time plus the additional 2.0% per annum. Aytu’s rights under the note, including rights to payment, are subordinated to the rights of Neos’s existing senior lenders. The maturity date of the note is the earlier of the acceleration of the obligations evidenced thereby and November 7, 2022.

If drawn down on, the convertible note will be cancelled in the event the Merger is consummated. If the Merger is not consummated and the Merger Agreement is terminated, at any time beginning 30 days following such termination, Aytu will have the right to elect to convert principal and accrued interest amounts outstanding under the note at a conversion price equal to the greater of $0.50 per Neos share or 90% of Neos’ then current share price (calculated based on a volume weighted average price per share for the thirty (30) trading days immediately preceeding). Aytu’s ability to convert the note is subject to a customary exchange cap, under which no shares may be issued by Neos to the extent such issuance (together with all previous issuances under the note) would exceed 19.9% of Neos’s outstanding common stock as of the date the note is issued. Alternatively, at Aytu’s option, it may acquire shares in excess of such exchange cap if it elects to increase the conversion price with respect to any given conversion such that Nasdaq would deem such conversion price to be at least the Minimum Price for purposes of Nasdaq listing Rule 5635(d). In addition, Aytu may not acquire common stock upon conversion of the note to the extent such acquisition would result in Aytu’s beneficial ownership of Neos’s common stock exceeding 9.985% of Neos’s total outstanding shares of common stock at such time.

The issuance of the convertible note occurred, and the conversion of the shares of Neos’s common stock thereunder will occur, as a private placement of securities. As a result, the shares issuable upon conversion of the note may be restricted from resale unless such shares have been registered for resale under the Securities Act of 1933, as amended (the “Securities Act”) or an exemption exists for such resale.

Concurrently with the issuance of the Promissory Note, on February 8, 2021, Neos and Aytu entered into a registration rights agreement (the “Registration Rights Agreement”) to register the resale of the conversion shares under the notes. Under the Registration Rights Agreement, within 30 days from the termination of the Merger Agreement for any reason, Neos will use best efforts to register the conversion shares for resale and cause such registration statement to be declared effective by the Securities and Exchange Commission (the “SEC”) within 75 days following the filing of such registration statement. If the registration statement is not declared effective by such deadline or its effectiveness not maintained, Neos will pay Aytu an additional amount of its common stock (or cash if such issuance of common stock is not permitted under Nasdaq rules) equal to 3% of the common stock covered under the registration statement for each 30-day period the registration statement is not declared effective after the deadline. In addition, if the registration statement is not effective or available to use prior to such time that Aytu can sell all of the common stock covered by the registration statement under Rule 144 without regard to volume limitations, Neos will pay Aytu an additional amount of common stock (or cash if such issuance common stock is not permitted under Nasdaq rules) equal to 3% of the remaining unsold amount of common stock covered under the registration statement for each 30-day period that the registration statement is not available to use. The Registration Rights Agreement also includes a covenant prohibiting Neos from issuing equity or convertible securities from the date the convertible note is issued until 30 days after the date the registration statement is declared effective, subject to certain exceptions.

In addition, in the event that Neos draws down on the convertible note, the Exchange Ratio will be adjusted downward by an amount equal to 0.00011 for every $100,000 of bridge financing funded by Aytu under the convertible note.

The foregoing description of the Promissory Note and the Registration Rights Agreement is not complete and is qualified in its entirety by reference to the Promissory Note, which is filed as Exhibit 10.1 hereto, and the Registration Rights Agreement, which is filed as Exhibit 10.2 hereto, both of which are incorporated by reference into this Item 1.01.

Item 2.03    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure regarding the Promissory Note contained in Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference into this Item 2.03.

Item 3.01    Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on June 2, 2020, Neos received a letter (the “Letter”) from the Listing Qualifications Department (the “Staff”) of Nasdaq indicating that the closing bid price of the Company’s common stock had, for 30 consecutive business days preceding the date of the Letter, been below the $1.00 per share minimum required for continued listing on The Nasdaq Global Market under Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Rule”). In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company was provided until December 28, 2020 to regain compliance, reflecting a 180-day compliance period and any temporary relief periods afforded by Nasdaq pursuant to its April 16, 2020 announcement.

On December 29, 2020, Neos received a notice (the “Notice”) from the Listing Qualifications Department of Nasdaq stating that the Company had failed to regain compliance with the minimum $1.00 closing bid price required by the Minimum Bid Price Rule prior to December 28, 2020 as required by Nasdaq’s Letter. Upon receipt of the Notice, the Company promptly requested a hearing before a Hearings Panel to appeal the determination, which stayed the suspension of Neos’ securities and the filing of the Form 25-NSE pending a decision by the Hearings Panel.

On February 4, 2021, Neos conducted its hearing before the Nasdaq Hearings Panel. On February 5, 2021, the Hearings Panel granted Neos’ request to continue its listing on Nasdaq during the pendency of the Merger or until June 28, 2021. To remain listed on Nasdaq beyond such date, Neos must demonstrate compliance with the Minimum Bid Price Rule on or before such date.

Item 3.02    Unregistered Sales of Equity Securities.

The disclosure regarding the Promissory Note contained in Item 1.01 of this Current Report on Form 8-K is hereby incorporated by reference into this Item 3.02.

Item 9.01.            Financial Statements and Exhibits.

(d)              Exhibits

Exhibit
Number	Description

10.1	Unsecured Convertible Promissory Note, by and between Neos and Aytu.
10.2	Registration Rights Agreement, by and between Neos and Aytu.
10.3	Subordination Agreement, by and among Neos, Aytu, Deerfield Private Design Fund III, L.P. and Deerfield Partners, L.P.
10.4	Subordination Agreement, by and among Neos, Aytu, Neos Therapeutics Brands, LLC, Neos Therapeutics, LP, Neos Therapeutics Commercial, LLC, Pharmafab Texas, LLC and Encina Business Credit, LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEOS THERAPEUTICS, INC.

Date: February 8, 2021	By:	/s/ Richard I. Eisenstadt
Richard I. Eisenstadt
Chief Financial Officer